Filed by: LivePerson, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: LivePerson, Inc.

Commission File No. 001-41926

Date: April 21, 2026

Below is an email from the Chief Executive Officer of LivePerson, Inc., John Sabino, to employees of LivePerson, Inc.:

Team,

A few minutes ago, we announced that LivePerson has entered into an agreement to be acquired by SoundHound AI.

This is an exciting moment for our company and an important step forward.

This move puts LivePerson on a path of growth, innovation, and long-term value creation. It brings together two highly complementary businesses and gives us the scale and resources to move faster in a market that is evolving quickly. Just as importantly, SoundHound is a public company focused on building and growing the business long term. They see the value in what we’ve built, and they are investing in our technology, our platform, our customers and our people.

Together, we have the opportunity to deliver something more complete for customers, combining their strength in voice AI with our enterprise conversational platform and AI assurance capabilities. This expands what we can deliver going forward.

At the same time, I know announcements like this come with questions.

This is the beginning of a process, not the end of one, and we don’t have every answer today. There are steps ahead, including a shareholder vote, and until the transaction closes, we continue to operate as LivePerson. We will all continue to focus on our business-as-usual, day-to-day work, with added excitement about the future prospects of our combined companies.

What I do want to be clear about is this: our work is not done. We still have a business to run, customers to serve, and an important role to play in what comes next.

SoundHound is investing in what we’ve built, in our platform, our customers, and this team. They see the strength of our foundation and the role we can play in what comes next.

They’re bringing us in to build on that foundation. To keep executing, to solve real customer challenges, and to extend our impact as part of a larger organization.

I understand there are a lot of questions, and we might not have answers to them all. We will be hosting a Town Hall shortly to walk through what we know today and take your questions directly.

For those of you in the Field Organization in customer-facing roles, Kevin will follow up with guidance on customer follow up. Customer communication is already underway, and the message is clear: it’s business as usual, and SoundHound’s intent is to bring together complementary capabilities to deliver more complete, end-to-end solutions for our customers.

A note on sharing the news:

We’re excited to share this milestone and welcome you to amplify the announcement using LivePerson’s official posts and materials. If you choose to share, please stick to reposting the company’s official public materials and posts.

If you have any questions about what you can share on social media, or if you receive any inquiries from media or external parties, please direct them to your Business Unit leader or pr@liveperson.com. Additional required legal and procedural notices regarding the transaction can be found here

I’m proud of what this team has built and excited for what comes next. I look forward to connecting more with you shortly.

John

LivePerson-SoundHound Announcement Legal & Procedural Information

Additional Information and Where to Find It

In connection with the proposed transaction, SoundHound AI intends to file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “Form S-4”) that will include a proxy statement of LivePerson and that will also constitute a prospectus of SoundHound AI with respect to the shares of the SoundHound AI common stock to be issued in the proposed transaction (the “proxy statement/prospectus”). The definitive proxy statement/prospectus (if and when available) will be filed with the SEC by, and mailed to shareholders of, LivePerson. Each of SoundHound AI and LivePerson may also file other relevant documents with the SEC regarding the proposed transaction.

This communication is not a substitute for the Form S-4, the proxy statement/prospectus or any other document that SoundHound AI or LivePerson may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF SOUNDHOUND AI AND LIVEPERSON ARE URGED TO READ THE FORM S-4, THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain copies of these documents (if and when available), as well as other filings containing information about SoundHound AI and LivePerson, free of charge on the SEC’s website at www.sec.gov. Copies of the documents filed with, or furnished to, the SEC by the Company will be available free of charge on SoundHound AI’s website at https://investors.soundhound.com/financial-information/sec-filings. Copies of the documents filed with, or furnished to, the SEC by LivePerson will be available free of charge on LivePerson’s website at https://ir.liveperson.com/financial-information/sec-filings. The information included on, or accessible through, SoundHound AI’s or LivePerson’s website is not incorporated by reference into this communication.

Participants in the Solicitation

SoundHound AI, LivePerson and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies with respect to the proposed transaction under the rules of the SEC. Information about the directors and executive officers of SoundHound AI, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the SoundHound AI’s definitive proxy statement for its 2026 annual meeting of stockholders under the heading “Proposal 1 – Election of Directors”, which was filed with the SEC on April 9, 2026 and is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0001840856/000121390026041978/ea0285618-01.htm. Information about the directors and executive officers of LivePerson, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in LivePerson’s Annual Report on Form 10-K for the year ended December 31, 2025 under the headings “Directors, Executive Officers and Corporate Governance”, “Executive Compensation”, “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” and “Certain Relationships and Related Transactions, and Director Independence”, which was filed with the SEC on March 16, 2025 and is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0001102993/000110299326000014/lpsn-20251231.htm. To the extent holdings of LivePerson securities by its directors and executive officers have changed since the amounts set forth in LivePerson’s Annual Report on Form 10-K for the year ended December 31, 2025, such changes have been or will be reflected on Initial Statements of Beneficial Ownership of Securities on Form 3, Statements of Changes in Beneficial Ownership on Form 4 or Annual Statements of Changes in Beneficial Ownership of Securities on Form 5, in each case filed with the SEC. Additional information regarding the interests of the participants in the solicitation of proxies will be included in the Form S-4, the proxy statement/prospectus and other relevant materials to be filed with the SEC if and when they become available. You should read the Form S-4 and the proxy statement/prospectus carefully when available before making any voting or investment decisions. You may obtain free copies of these documents using the sources indicated above.

No Offer or Solicitation

This communication is not intended to be, and shall not constitute, an offer to sell, buy or exchange or the solicitation of an offer to sell, buy or exchange any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.